TETRAGENEX PHARMACEUTICALS, INC


                                          November 9, 2006


BY FACSIMILE TRANSMISSION (202) 772-9210
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Unites States
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549


Attn:  Timothy Geishecker

         RE:      TETRAGENEX PHARMACEUTICALS, INC
                  AMENDMENT NUMBER THREE TO REGISTRATION STATEMENT ON FORM SB-2 FILED ON NOVEMBER 9, 2006
                  FILE NUMBER 333-134987


Dear Mr. Geishecker:

                TETRAGENEX PHARMACEUTICALS, INC (the "Company") hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:30 p.m., Monday, November 13, 2006 or as soon thereafter as practicable.

                In connection with our request, we acknowledge the following:

                        o Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

                        o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

                        o The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.
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United States Securities and Exchange Commission
November 9, 2006
Page 2


                Thank you in advance for your attention to this matter.

                                        Very truly yours,

                                        TETRAGENEX PHARMACEUTICALS, INC

                                        By: \s\ MARTIN SCHACKER
                                            -----------------------
                                            Name: Martin F. Schaker
                                            Title: Co-Chief Executive Officer